

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 24, 2006

Mr. Charles E. Ayers, Jr.
Unioil
3817 Carson Avenue
P.O. Box 200310
Evans, Colorado 80620

> **Re: Unioil**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed May 15, 2006**
> **Form 10-QSB for the Quarter Ended June 30, 2006**
> **Filed August 18, 2006**
> **Response Letter Dated July 31, 2006**
> **File No. 0-10089**

Dear Mr. Ayers:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2005

General

1.   Please file your letter of correspondence with us dated July 31, 2006 on EDGAR, as well as any other future correspondence with us.

Explanatory Note

2.   Please revise your explanatory note to indicate the nature of the revisions you have made to the document to comply with generally accepted accounting principles and your filing obligations under the Exchange Act, rather than stating that the revisions were made in response to our comments.

Controls and Procedures, page 17

3.   We have read your response to prior comment two in which you have hired third party professionals to assist you in the remediation of material weaknesses in your internal controls over financial reporting. Please tell us the name of the firm you have hired.

Financial Statements

Note 2 – Correction of Errors, page 7

4.   We note that you have not fully complied with prior comment seven to consult with your auditors regarding the inclusion of an explanatory paragraph in their report indicating the 2004 financial statements have been restated. Please request that your auditors update their opinion accordingly.

Form 10-QSB/A1 for the Quarterly Period Ended March 31, 2006

5.   Certain comments written on your annual report on Form 10-KSB/A1 also pertain to the comparable areas of your subsequent interim report on Form 10-QSB/A1, specifically as these relate to your explanatory note and controls and procedures.

Form 10-QSB for the Quarter Period Ended June 30, 2006

Financial Statements

Note 9 – Litigation Settlement Recovery

6.   We note your disclosure in which you explain a former officer was required to return shares of common stock in the Company. In addition, we note that you recorded income as a result of this transaction. Generally the return of capital would not result in the recognition of a gain or loss. Please explain to us your basis for accounting for this transaction in this manner.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief